# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cargo Therapeutics, Inc., CIK 0001966494
CUSIP: 14179K101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 835 Industrial Road, Suite 400, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 08/19/2025
Amends the filing with accession number 0001214659-25-003297
Filed by CIK 0001232621
Persons authorized to receive notices and communications: Kevin Tang, 4747 Executive Drive, Suite 210, San Diego, California (CA), 92121, 858-200-3830

## Reporting persons
- TANG CAPITAL MANAGEMENT, LLC (CIK 0001232621): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)
- KEVIN TANG (CIK 0001178579): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)
- TANG CAPITAL PARTNERS, LP (CIK 0001191935): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP (CIK 0002064011): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS III, INC (CIK 0002036763): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TANG CAPITAL PARTNERS IV, INC (CIK 0002036770): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CONCENTRA BIOSCIENCES, LLC (CIK 0001970065): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (100% of the class)
- CONCENTRA MERGER SUB VII, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Cargo Therapeutics, Inc.
Address of issuer's principal executive offices: 835 Industrial Road, Suite 400, San Carlos, California (CA), 94070
Comment: This Schedule 13D/A (this "Statement") amends the Schedule 13D (the "Original Schedule 13D") filed on February 21, 2025, as amended on July 9, 2025. Items 4, 5 and 7 of the Statement are hereby amended and supplemented to the extent hereinafter expressly set forth. Except as amended hereby, the original disclosure set forth in the Statement shall remain unchanged. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following:

Closing of the Merger:

As previously disclosed, each of Concentra, the Issuer and Merger Sub entered into the Merger Agreement, which provides for an Offer by Merger Sub for all of the Issuer's Common Stock. The Offer commenced on July 21, 2025. On August 19, 2025, the Offer expired and Merger Sub accepted for purchase a total of 34,569,840 shares tendered and not withdrawn, representing approximately 71.48% of the total shares of the Issuer issued and outstanding. Following the expiration of the Offer, Merger Sub merged with and into the Issuer on August 19, 2025, pursuant to Section 251(h) of the Delaware General Corporation Law, and, among other things, each share of common stock of Merger Sub issued and outstanding immediately before the Effective Time automatically converted into the right to receive the Offer Price, with the Issuer surviving as a wholly owned subsidiary of Concentra.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information previously provided in response to Item 5 is hereby amended and restated by replacing the text thereof in its entirety with the following:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 10,000 shares of the Issuer's Common Stock, representing 100% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 2, there have been no transactions in the Issuer's Common Stock during the past 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (filed as Exhibit 1 of the 13D filed on February 21, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 2: Schedule A: Transactions during the past 60 days (filed as Exhibit 2 of the 13D filed on February 21, 2025 by the Reporting Persons with respect to the Common Stock of the Issuer).
Exhibit 3: Agreement and Plan of Merger, dated July 7, 2025, by and among Concentra Biosciences, LLC, Concentra Merger Sub VII, Inc. and Cargo Therapeutics, Inc. (filed as Exhibit 2.1 of the Issuer's Current Report filed on Form 8-K on July 8, 2025).
Exhibit 4: Schedule TO (filed by Concentra on July 21, 2025).
Exhibit 5: Offer to Purchase, dated July 21, 2025 (filed as Exhibit (a)(1)(A) to the Schedule TO filed by Concentra on July 21, 2025).
Exhibit 6: Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO filed by Concentra on July 21, 2025).
Exhibit 7: Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(C) to the Schedule TO filed by Concentra on July 21, 2025).
Exhibit 8: Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO filed by Concentra on July 21, 2025).
Exhibit 9: Confidentiality Agreement, dated March 28, 2025, between Cargo and TCM (filed as Exhibit (d)(2) to the Schedule TO filed by Concentra on July 21, 2025).
Exhibit 10: Limited Guaranty, dated July 7, 2025 (filed as Exhibit (d)(3) to the Schedule TO filed by Concentra on July 21, 2025).
Exhibit 11: Joint Filing Agreement, dated August 21, 2025, by and among the Reporting Persons.

## Signatures
- TANG CAPITAL MANAGEMENT, LLC: /s/ Kevin Tang, Manager (08/21/2025)
- KEVIN TANG: /s/ Kevin Tang, Self (08/21/2025)
- TANG CAPITAL PARTNERS, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (08/21/2025)
- TANG CAPITAL PARTNERS INTERNATIONAL, LP: /s/ Kevin Tang, Manager, Tang Capital Management, LLC, General Partner (08/21/2025)
- TANG CAPITAL PARTNERS III, INC: /s/ Kevin Tang, Chief Executive Officer (08/21/2025)
- TANG CAPITAL PARTNERS IV, INC: /s/ Kevin Tang, Chief Executive Officer (08/21/2025)
- CONCENTRA BIOSCIENCES, LLC: /s/ Kevin Tang, Chief Executive Officer (08/21/2025)
- CONCENTRA MERGER SUB VII, INC.: /s/ Kevin Tang, Chief Executive Officer (08/21/2025)